Exhibit 21.1

SUBSIDIARIES

Information relating to the subsidiaries of Virtual Medical Centre, Inc. (the “Company”) as of June 30, 2010 is set forth below. All of the indicated subsidiaries are directly or indirectly wholly owned by the Company.

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Virtual Medical Centre Pty Ltd	Australia